Exhibit 99.3

Power of Attorney

ECCM Bank PLC (the “Principal”), a bank regulated by the Malta Financial Services Authority, with its business address at the Adelaide, 230/231, Tower Road, 1601 Sliema, Malta, has acquired and may in the future acquire shares in West Fraser Timber Co. Ltd., a corporation formed under the laws of British Columbia (“West Fraser”). The Principal hereby grants a power of attorney to Anthony Schembri and Jessica Fenech (jointly the “Attorneys in Fact”), for them together, acting jointly, to prepare, execute on the Principal’s behalf, and file with the U.S. Securities and Exchange Commission (the “SEC”) the following in connection with the Principal’s ownership, acquisition, or disposition of shares in West Fraser:

a)	a joint filing agreement between the Principal and Luda Stiftung and Banasino Investments Limited; and
b)	Schedule 13D filings and any amendments thereto with the SEC.

The Attorneys in Fact are authorized to make all necessary or expedient declarations and carry out all such legal actions in connection with the above.

This power of attorney is subject to substantive Malta law under exclusion of the international conflict of law rules.

This power of attorney expires on January 1, 2025

/s/ Anthony C. Schembri	/s/ Dr. Patrick Galea
Name: Anthony C. Schembri	Name: Dr. Patrick Galea

for ECCM Bank PLC	for ECCM Bank PLC